Stephen Lebowitz / Chief Legal Officer

May 22, 2014

VIA FACSIMILE

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

RE:	Globe Specialty Metals, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 28, 2013
Response Dated April 17, 2014
File No. 001-34420

Dear Mr. Reynolds:

This letter is in response to your comment letter received on April 30, 2014. We have set forth below each of your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2013

1.	We note your proposed response to our comment regarding disclosure of your mining operations in future filings. We believe your draft disclosure should be supplemented with more detail than you have provided. Please revise your draft to provide the following additional information:

•	For each of your mines, separately disclose your proven reserves from your probable reserves.

Response: Please refer to the proposed disclosure set forth below providing an example of the proven and probable reserves information to be included in our future annual filings.

•	Disclose the Btu content per pound, the sulfur content for thermal coal, and volatility for metallurgical coals. If your coal reserves are reported as recoverable, disclose the average mining and wash plant recoveries as a percentage.

Response: Please refer to the proposed disclosure set forth below providing an example of the Btu content per pound and wash plant recoveries information to be included in our future annual reports. Please note that sulfur content for thermal coal and volatility for metallurgical coal are not applicable for us.

•	Provide the mining method and capacity of each of your mines.

Response: Please refer to the proposed disclosure set forth below providing an example of the information with respect to the mining method and mine capacity for each of our mines to be included in our future annual reports.

•	Provide a listing along with the capacity of your coal processing facilities.

Response: Please refer to the proposed disclosure set forth below providing an example of the information with respect to the capacity information of our coal processing facilities to be included in our future annual reports.

•	Please provide your annual production from each mine along with the weighted average price received.

Response: Please refer to the proposed disclosure set forth below providing an example of the information with respect to our annual production from each mine to be included in our future annual reports. Please note that we do not track our sales by mine and therefore we are unable to provide the weighted average price received by mine. However, the example set forth below includes total sales and tonnage information.

•	Please quantify your external and/or internal sales, quantifying any external coal purchases, and describe your coal brokerage activities.

Response: Please refer to the proposed disclosure set forth below providing an example of the information with respect to our external and internal sales to be included in our future annual reports.

Alden’s (provider of specialty metallurgical coal) external coal purchases were $4.8 million (62,890 NTs) for the twelve months ended June 30, 2013. We respectfully submit that the immaterial nature of our external coal purchases does not warrant the disclosure requested.

We do not engage in coal brokerage activities.

•	A quantitatively small segment of a filers’ vertically integrated business may be material if it is the sole or substantial source of raw material, which provides it with a unique, high-purity, and low-cost feedstock, especially in the face of increased demand and competition for the raw material. As you disclose that your mines provide a substantial portion of your quartzite, please provide additional disclosure about your quartzite mines per Instruction 2 to Item 102 of Regulation S-K, or explain why these mines are not material to your business. In the event you do not have proven and/or probable reserves compliant with Industry Guide 7, provide this disclosure prominently before your annual production disclosure and mining activity duration estimate.

Response: Alabama Sand & Gravel (AS&G) operates quartzite operations in Alabama. AS&G provide our U.S. operations a stable and long-term supply for a substantial portion of their requirements for quartzite. Although we believe one of our competitive strengths is access to a stable raw material supply, which includes quartzite that can be obtained from our AS&G subsidiary, quartzite is available and can be obtained from a number of other sources because the quartzite obtained is not unique, high-purity or significantly low-cost. AS&G’s total external revenue for the twelve months ended June 30, 2013 was $3.0 million or 0.4% of total consolidated sales and total internal sales was $6.7 million or 0.8% of total consolidated sales. AS&G’s total assets at June 30, 2013 was $18.3 million or 2% of total consolidated total assets, of which $10.0 million was intercompany receivables. We respectfully submit that the immaterial nature of our AS&G business does not warrant the type of disclosure as required in Industry Guide 7 in our future annual filings.

Example Disclosure

The Following table provides a summary of our reserves and production by mine as of June 30, 2014:

(Millions of metric tons)	Proven Reserves	Probable Reserves	Annual Production	Mining Capacity	Mining Method	Btu content per pound
Harpes Creek	xx	xx	xx	xx	Underground	xx
Bain Branch	xx	xx	xx	xx	Underground	xx
Engle Hallow	xx	xx	xx	xx	Underground	xx
Lick fork	xx	xx	xx	xx	Surface	xx
Maple Creek	xx	xx	xx	xx	Surface	xx
Total	xx	xx	xx	xx

Net sales for the twelve months ended June 30:

	2014		2013
	$ (in 000s)	MT	$ (in 000s)	MT
External Net Sales**	xx	xx	18,683	170,576
Internal Net Sales	xx	xx	50,201	186,695
Total Net Sales	xx	xx	68,884	357,271

**Includes by-products and other

As of June 30, 2014, we had XX active coal mines (two surface mines and three underground mines), located in Kentucky. We also had XX inactive permitted coal mines available for extraction located in Kentucky and Tennessee. All of our coal mines are leased and the remaining term of the leases range from 2 to 40 years. The majority of the coal production is consumed internally in the production of silicon metal and silicon-based alloys.

Reserves are defined by SEC Industry Standard Guide 7 as a mineral deposit that could be economically and legally extracted and produced at the time of the reserve determination. The estimate of proven and probable reserves is of recoverable tons, which represents the tons of product that can be used internally or delivered to customer. At June 30, 2014, we estimate our permitted proven and probable reserves to be approximately XX million tons with an average permitted life of approximately XX years at present operating levels. Present operating levels are determined based on a three-year annual average production rate. Reserve estimates were made by our geologists, engineers and third party based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

The average mining recovery rate is approximately XX %.

We currently have two coal processing facilities, one of which is inactive. The active facility processes approximately 720,000 tons of coal annually, with a capacity of XXX tons. The average coal processing recovery rate is approximately is XX %.

Please advise us if this proposed disclosure is acceptable. If this is acceptable, we will submit a response to your comment letter through the EDGAR system and will provide this disclosure in our future annual reports. Also, please feel free to contact me at 786-509-6949 if you have questions or desire additional information.

Sincerely,

/s/ Stephen Lebowitz
Stephen Lebowitz Chief Legal Officer